November 22, 2019

Peter Holst
Chief Executive Officer
Glowpoint, Inc.
999 18th Street, Suite 1350S
Denver, Colorado 80202

       Re: Glowpoint, Inc.
           Preliminary Proxy Statement On Schedule 14A
           Filed November 14, 2019
           File No. 001-35376

Dear Mr. Holst:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. It appears that the issuance of common stock upon conversion of the Series C and Series
      D convertible preferred stock and the election of Mr. Underkoffler are post-closing conditions of your acquisition of Oblong. It does not appear that there will be a separate stockholder vote to approve of the acquisition. Please advise us whether you are required to disclose the information required by Items 12, 13, and 14 of Schedule 14A with respect to the Oblong acquisition transaction. Please refer to Note A of Schedule 14A.
2. It appears that the issuance of common stock upon conversion of the Series C and Series
      D convertible preferred stock will result in a change of control of the company. Please revise to quantify the combined voting power of the stock issued as a result of the conversion, disclose the change of control and the new control persons, and their post-
      conversion holdings.
 Peter Holst
Glowpoint, Inc.
November 22, 2019
Page 2
3. Please clarify how the possible reverse stock splits will affect the voting power of the holders of your convertible preferred stock. If the reverse stock split does not alter the voting power of the convertible preferred stock, it appears the voting power of the common stockholders will be diluted. To the extent relevant, please also clarify the amount of voting power dilution that may occur for various reverse stock split ratios.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Matthew Derby, Staff Attorney, at (202) 551-3334 or in his absence,
Edwin Kim, Attorney-Advisor, (202) 551-3297 with any questions.



FirstName LastNamePeter Holst                                   Sincerely,
Comapany NameGlowpoint, Inc.
                                                                Division of
Corporation Finance
November 22, 2019 Page 2                                        Office of
Technology
FirstName LastName